Exhibit 99.1

Corporate Communications

CNH Industrial N.V. Board of Directors meeting: 2013 Annual Report and calling of Annual General Meeting
Basildon, 27th February 2014
Today the Board of Directors of CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) met to:
• approve the 2013 Annual Report of the Group which confirms the results announced on January 30, 2014;
• approve the statutory accounts of CNH Industrial N.V., which report a net profit of euro 789 million;
• call the Annual General Meeting (AGM), which will take place on April 16, 2014.
The agenda of the AGM will include the approval of the Annual Report, the proposal to adopt a cash dividend of euro 0.20 per common share, the renewal of the Board of Directors.

The Annual Report, the Agenda of the AGM, the explanatory notes, and the instructions for participating and voting at the AGM will be published on the Company’s website, www.cnhindustrial.com, on or before March 5, 2014 in accordance with the applicable laws and regulations.

If the proposed cash dividend is approved by shareholders at the AGM on April 16, 2014, CNH Industrial expects that its common shares will be quoted ex-dividend on April 22, 2014; the record date for the dividend will be April 24, 2014 and the dividend will be payable as of April 30, 2014.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

For more information contact:

Richard Gadeselli
Tel.: +44 1268 292468

Maurizio Pignata
Tel.: +39 011 007 2122

Email: mediarelations@cnhind.com www.cnhindustrial.com

INCOME STATEMENT

of CNH INDUSTRIAL N.V.

Unaudited

(€ thousand)	2013	2012
Result from investments	979,967	905,530
Other operating income	18,113	17,270
Personnel costs	(13,482)	(11,285)
Other operating costs	(48,030)	(35,548)
Financial income/(expense)	(116,959)	(99,487)
PROFIT/(LOSS) BEFORE TAXES	819,609	776,480
Income taxes	(30,647)	14,730
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	788,962	791,210
Profit/(loss) from discontinued operations	—	—
PROFIT/(LOSS)	788,962	791,210

STATEMENT OF FINANCIAL POSITION

OF CNH INDUSTRIAL N.V.

Unaudited

(€ thousand)	At December 31, 2013	At December 31, 2012
ASSETS
Intangible assets	430	457
Property, plant and equipment	45	16
Equity investments	9,180,971	5,982,243
Other financial assets	11,175	111,877
Deferred tax assets	3,339	—
Total Fixed Assets	9,195,960	6,094,593
Trade receivables	5,233	3,346
Current financial receivables	366	31,937
Other current receivables	149,310	1,743,741
Cash and cash equivalents	765	3
Total current assets	155,674	1,779,027
TOTAL ASSETS	9,351,634	7,873,620
EQUITY AND LIABILITIES
Equity
Share capital	18,245	1,919,433
Capital reserve	2,330,703	435,372
Legal reserve	2,044,936	1,778,656
Retained profit/(loss)	321,677	(296,229)
Profit/(loss) for the year	788,962	791,210
Total equity	5,504,523	4,628,442
Provisions for employee benefits and other provisions	7,778	2,874
Non-current debt	11,175	165,725
Total non-current liabilities	18,953	168,599
Trade payables	16,567	9,051
Current debt	3,675,564	2,994,277
Other debt	136,027	73,251
Total current liabilities	3,828,158	3,076,579
TOTAL EQUITY AND LIABILITIES	9,351,634	7,873,620

CONSOLIDATED INCOME STATEMENT

Unaudited

(€ million)	2013	2012 (*)
Net revenues	25,778	25,785
Cost of sales	20,897	20,931
Selling, general and administrative costs	2,230	2,187
Research and development costs	600	560
Other income/(expenses)	(66)	(44)
TRADING PROFIT/(LOSS)	1,985	2,063
Gains/(losses) on the disposal of investments	(19)	(38)
Restructuring costs	40	166
Other unusual income/(expenses)	(58)	(13)
OPERATING PROFIT/(LOSS)	1,868	1,846
Financial income/(expenses)	(463)	(467)
Result from investments:	102	81
Share of the profit/(loss) of investees accounted for using the equity method	101	86
Other income/(expenses) from investments	1	(5)
PROFIT/(LOSS) BEFORE TAXES	1,507	1,460
Income taxes	590	560
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	917	900
Profit/(loss) from discontinued operations	—	—
PROFIT/(LOSS)	917	900
PROFIT/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	789	791
Non-controlling interests	128	109

(in €)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.63	0.65
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.63	0.65

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the year 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the section Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited

(€ million)	2013	2012 (*)
PROFIT/(LOSS) (A)	917	900

Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	116	(196)
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(67)	25
Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)	49	(171)
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	109	45
Gains/(losses) on fair value of available-for-sale financial assets	—	—
Gains/(losses) on exchange differences on translating foreign operations	(615)	(223)
Share of other comprehensive income of entities consolidated by using the equity method	(40)	(47)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(31)	(10)
Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)	(577)	(235)
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)	(528)	(406)
TOTAL COMPREHENSIVE INCOME (A)+(B)	389	494
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent	299	421
Non-controlling interests	90	73

(*)	Following the retrospective application of the amendments to IAS 19 and to IAS 1 from January 1, 2013 the figures reported for 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited

(€ million)	At December 31, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
ASSETS
Intangible assets	4,384	4,174	3,909
Property, plant and equipment	5,052	4,572	4,177
Investments and other financial assets:	550	531	666
Investments accounted for using the equity method	489	464	614
Other investments and financial assets	61	67	52
Leased assets	768	622	558
Defined benefit plan assets	32	38	27
Deferred tax assets	1,212	1,228	1,284
Total Non-current assets	11,998	11,165	10,621
Inventories	5,464	4,843	4,865
Trade receivables	988	1,436	1,562
Receivables from financing activities	15,943	15,237	13,946
Current tax receivables	252	302	685
Other current assets	1,377	1,117	1,053
Current financial assets:	189	125	186
Current securities	—	4	68
Other financial assets	189	121	118
Cash and cash equivalents	4,705	4,611	5,639
Total Current assets	28,918	27,671	27,936
Assets held for sale	25	25	15
TOTAL ASSETS	40,941	38,861	38,572
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	5,504	4,628	4,414
Non-controlling interests	52	748	838
Total Equity	5,556	5,376	5,252
Provisions:	4,733	4,861	4,628
Employee benefits	1,967	2,213	2,158
Other provisions	2,766	2,648	2,470
Debt:	21,714	20,633	20,217
Asset-backed financing	10,679	9,708	9,479
Other debt	11,035	10,925	10,738
Other financial liabilities	68	97	157
Trade payables	5,344	4,843	5,052
Current tax payables	303	217	660
Deferred tax liabilities	219	168	111
Other current liabilities	3,004	2,666	2,495
Liabilities held for sale	—	—	—
Total Liabilities	35,385	33,485	33,320
TOTAL EQUITY AND LIABILITIES	40,941	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been recast as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

CONSOLIDATED STATEMENT OF CASH FLOWS

Unaudited

(€ million)	2013	2012 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,611	5,639
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE YEAR:
Profit/(loss)	917	900
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	751	719
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	2	(8)
Investments	19	38
Other non-cash items	29	213
Dividends received	61	80
Change in provisions	99	73
Change in deferred income taxes	(37)	103
Change in items due to buy-back commitments	79	(117)
Change in operating lease items	(158)	(89)
Change in working capital	73	(214)
TOTAL	1,835	1,698
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(1,495)	(1,349)
Consolidated subsidiaries, net of cash acquired	—	—
Other investments	(85)	(4)
Proceeds from the sale of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)	5	32
Other investments	—	44
Net change in receivables from financing activities	(1,807)	(1,749)
Change in current securities	4	61
Other changes	(52)	(9)
TOTAL	(3,430)	(2,974)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued	828	584
Repayment of bonds	(753)	—
Issuance of other medium-term borrowings	1,898	2,113
Repayment of other medium-term borrowings	(1,730)	(1,791)
Net change in other financial payables and other financial assets/liabilities	1,946	(109)
Capital increase	3	10
Dividends paid	(277)	(480)
(Purchase)/sale of treasury shares	6	—
(Purchase)/sale of ownership interests in subsidiaries	(14)	—
TOTAL	1,907	327
Translation exchange differences	(218)	(79)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	94	(1,028)
F) CASH AND CASH EQUIVALENTS AT END OF YEAR	4,705	4,611

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the year 2012 have been recast for comparative purposes as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.